UPSTOX USA INC.

Statement of Financial Condition
As of December 31, 2022
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70490

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 11/11/2021 AND ENDING 12/31/2022
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Upstox USA Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1201 N. Altadena Drive
(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mukunda Raghavan	(949)-419-5462	mukunda.raghavan@upstox usa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum
(Name – if individual, state last, first, middle name)

1 Montgomery St. Suite 1700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mukunda Raghavan, swear (or affirm) that, to the best of my knowledge and belief, the financial reporting pertaining to the firm of Upstox USA, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Upstox USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Upstox USA Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2021.

San Francisco, CA
April 14, 2023

Marcum LLP ▪ One Montgomery Street ▪ Suite 1700 ▪ San Francisco, California 94104 ▪ **Phone** 415.432.6200 ▪ **Fax** 415.432.6201 ▪ marcumllp.com

UPSTOX USA INC.
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	428,589
Due from parent		169,962
Other assets		33,306
TOTAL ASSETS	$	631,857

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	81,716
Payroll liabilities		26,651
TOTAL LIABILITIES		108,367

Stockholder's equity

Capital stock - $0.0001 par value; authorized 1,000,000 shares;	
1,000,000 shares issued and outstanding	10
Additional paid-in capital	3,254,963
Accumulated Deficit	(2,731,483)
TOTAL STOCKHOLDER'S EQUITY	523,490

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	631,857

The accompanying notes are an integral part of these financial statements

1. **Organization**

    Upstox USA Inc. (the "Company") is a wholly owned subsidiary of EPOWERX PTE, Ltd. (the "Parent"). The Company is incorporated in the state of Delaware. On November 11, 2021, the Company was approved and granted membership by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company will act as an introducing broker-dealer and clear its activity through an unaffiliated clearing firm, Apex Clearing Corporation (the "Clearing Broker") on a fully disclosed basis.

    The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption under paragraph (k)(2)(ii) from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Securities Act").

    The Company has not begun its principal operations at the current time.

2. **Liquidity**

    At December 31, 2022, the Company had an accumulated deficit of $2,731,483. The Company has $428,589 of cash at December 31, 2022; however, the Company forecasts operating losses in the upcoming year. Management has evaluated these conditions which, when considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for the twelve months from the date the financial statement was issued.

    The Parent, along with its affiliate RKSV Securities India Pvt Ltd, have pledged to fund the ongoing operations of the Company through May 31, 2024. This is expected to be sufficient to enable the Company to meet its obligations as they become due, and to support the Company to continue as a going concern for the twelve months from the date the financial statement was issued.

3. Summary of Significant Accounting Policies

    (a) Basis of Accounting and Use of Estimates and Assumptions

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the uncertainties associated with estimation, actual results could differ from those estimates used in preparing the accompanying financial statements. Estimates may change as new information is obtained.

    (b) Cash and Cash Equivalents
    Cash consists of cash in bank accounts. The Company maintains cash in bank accounts which, at times, may exceed the United States Federal Deposit Insurance Corporation (FDIC) limit of $250,000. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022, the Company doesn't hold any cash equivalents or restricted cash.

(c) Due from Parent

The Company has a receivable balance from the Parent for expenses paid by the Company on behalf of the Parent.

(d) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. US GAAP requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

As of December 31, 2022, the Company has a net operating loss carryforward of $2,624,907, for federal and state purposes, and has recorded a full valuation allowance against deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

As of December 31, 2022, there are no uncertain tax positions. The Company accrues interest and penalties, if incurred, on unrecognized tax positions as components of the income tax provision in the accompanying statement of income. All years from the Company's inception are currently open to examination by the major taxing jurisdictions of the Company.

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate as of December 31, 2022 is as follows:

Income at U.S. statuatory rate	21.00%
State taxes, net of federal benefits	6.98%
Valuation allowance	-27.98%
Income tax provision/(benefit)	0.00%

Income Taxes (continued)

The net deferred income tax asset balance as of December 31, 2022 is related to the following:

Net operating loss carryforwards	734,449
Total deferred tax assets	734,449
Valuation allowance	(734,449)
Net deferred tax assets (liability)	0

4.   **Commitments and Contingencies**

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2022.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk.

The Company has not recorded any contingent liability in the financial statements for this agreement.

5.   **Net Capital Requirements**

As a registered broker-dealer, UPSTOX USA INC. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2022, UPSTOX USA INC. had net capital of $320,222, which exceeded the required net capital minimum of $7,224 by $312,998.

6.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.